FORM 4 Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Danforth Jacqueline R (Last) (First) (Middle) 1530 - 9th Avenue S.E. (Street) Calgary Alberta T2G 0T7 (City) (State) (Zip Code)	2. Issuer Name and Ticker or Trading Symbol Capital Reserve Corporation CRCWA

6. Relationship of Reporting Person(s) to Issuer

(Check all Applicable)

_X__ Director ___ 10% Owner

__X_ Officer ___ Other

(Give Title Below) (Specify Below)

_____________________ _____________________

3. I.R.S. Identification Number of Reporting Person, If an entity (Voluntary)	4. Statement for Month/Year	7. Individual or Joint/Group Reporting (Check Applicable Line) __X_ Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Year) November, 2001
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	Code P	V	Amount 46,667	or (D) A	Price $0.75	310,167**	1,000 (D) 309,167	These shares are owned by Argonaut Management Group Inc. of which Ms. Danforth is the sole owner.

TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Con-version or Exercise Price of Derivative Security	3. Transaction Date Month/Day /Year	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Derivtive Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Warrants	$1.50 $1.00	11/29/01	P	46,667(1)	11/29/01	11/29/01	Common Stock 46,667	N/A	46,667* 65,000*	I	*These Shares are owned by Argonaut Management Group Inc. of which Ms. Danforth is the sole owner.
Options	$1.00	200,000(2)	D

Explanation of Responses:

  These warrants were included with the purchase of the shares reported in table I.

(2) This amendment is being filed only to correct the amount of securities reported in columns 5&6 of table I as the result of an amendment to the reporting persons Form 4 for the period of October 2001.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

February 14, 2002 _____________________ Date